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Martin Henry Cinemas

Movie Theater

333 Clarks Pond Pkwy
South Portland, ME 04106
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Martin Henry Cinemas previously received $107,000 of investment through Mainvest.
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THE PITCH
Martin Henry Cinemas is seeking investment to replace broken equipment, hire additional staff and additional inventory.
Lease SecuredFirst Location
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INVESTOR PERKS

Martin Henry Cinemas is offering perks to investors. You earn perks based on your total investment amount in this business.

Lifetime Unlimited Movies Invest $1,200 or more to qualify. 8 of 8 remaining

Receive a lifetime MHC Movie club Unlimited Subscription, valid at all current and future MHC locations.

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MH CINEMAS PREMIER
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MH Cinemas Bringing Unlimited Movie Subscription to your local Cinemas! Luxury leather automatic Reclining seats, expanded food and Beverage options, Christie Real Laser Digital Projection....it is going to be AMAZING!

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OUR STORY

The Covid-19 Pandemic has negatively impacted movie theaters, being one of the leading community gathering spots that were forced to shutter during the peak. Cinemas are sitting empty, waiting ready to start entertaining again!

During the pandemic closure of theaters nationwide. Some circuits chose not to return, one of them being Cinemagic. The parent company chose not to reopen after one of the principle owners passed. This cinema chain left several fully equipped cinemas empty across New England. Specifically in South Portland, Me.
Our passion for movies and entertainment pushes our desire to create a uniquely "homey" movie going experience. Like going to a friends house for movie night.
Labor Day weekend was the biggest on record, beating even pre pandemic Labor day weekend box office totals
This location consistently grossed over $2 million annually, 2017, 2018 and 2019 all had box office totals over $1.4 million and concession sales over $1.2 million.

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LOCATION

We believe this location will enjoy initial attendance at just under 120k patrons a year. Yielding annual revenue over $2 million. This location is primed to take advantage of the new 45 day exclusive theatrical release window.

This location has a population base of almost 100k with an average household income of $100k within the 10 miles surrounding the cinema. Other big circuits have raised hundreds of millions from retail investors and are seeing a healthy return to the box office
We can join the return to movies and experience a potential to reap all the benefits off of someone else's millions. With these fully built out theaters we walk in to millions of dollars in upgraded seating, lighting, sound and projections with state of the art lobby and concessions equipment, digital presentation and sound.
Studios have granted cinemas a 45 day exclusive release window on future titles including remaining 2021 releases.
This location had solid attendance up to and even during the later part of last year even without a slate of new release titles.
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Q&A
What is your background? How did you get into the industry?

Our Management team has over 30 years combined in the service and retail industry. I have managed restaurants with annual revenue over $3 million, in my younger years I worked for Blockbuster Video, Hollywood Video and Movie Gallery, enjoying every minute of getting to know my customers and their favorite genres, actors and movies. I love being around smiling groups of happy customers and I cannot think of a better place than a movie theater. I have always had a passion for movies and the cinema experience, I saw an opportunity and wanted to take it. I think MH Cinemas can bring something special to South Portland and the surrounding communities.

Why are you raising capital and why is now a good time?

Honestly, this project is well underway and we have no plans to stop now. But we do have a strict budget to stick to. We would like to get community support, buy in from our future customers. We also have some ambitious employee hiring bonus goals as well as an entire community outreach program we would like to implement. That would involve sponsoring local youth events and organizations as well as hosting fundraisers. The operational side definitely is important, but we wanted to get the community behind us as early as possible. Letting them know we are coming and we want to make a big and positive impact to the community. The pandemic changed a lot of things and had a seriously negative impact on the theater industry. However, we believe a more affordable approach, friendly staff and clean comfortable environment will bring customers out to enjoy the movies again. We would love to see you all!

Who is your biggest inspiration?

My dad was an amazing person. Caring, thoughtful and always felt in an endeavor or job he did customer satisfaction was the most important. I watched my dad take hits on roofing or remodeling jobs to satisfy that customer knowing that word of mouth or repeat business ultimately was more important for his business success than getting the little extra for that one job. I have carried that lesson with me from my experience in restaurants, retail and fun centers. Always putting customer enjoyment and satisfaction above all else and that leads to repeat business and positive word of mouth. He was an amazing person, even better father and a greater Husband. He is missed by his family and friends every day.

What is your background? How did you get into the industry?

Our Management team has over 30 years combined in the service and retail industry. I have managed restaurants with annual revenue over $3 million, in my younger years I worked for Blockbuster Video, Hollywood Video and Movie Gallery, enjoying every minute of getting to know my customers and their favorite genres, actors and movies. I love being around smiling groups of happy customers and I cannot think of a better place than a movie theater. I have always had a passion for movies and the cinema experience, I saw an opportunity and wanted to take it. I think MH Cinemas can bring something special to South Portland and the surrounding communities.

Why are you raising capital and why is now a good time?

Honestly, this project is well underway and we have no plans to stop now. But we do have a strict budget to stick to. We would like to get community support, buy in from our future customers. We also have some ambitious employee hiring bonus goals as well as an entire community outreach program we would like to implement. That would involve sponsoring local youth events and organizations as well as hosting fundraisers. The operational side definitely is important, but we wanted to get the community behind us as early as possible. Letting them know we are coming and we want to make a big and positive impact to the community. The pandemic changed a lot of things and had a seriously negative impact on the theater industry. However, we believe a more affordable approach, friendly staff and clean comfortable environment will bring customers out to enjoy the movies again. We would love to see you all!

Who is your biggest inspiration?

My dad was an amazing person. Caring, thoughtful and always felt in an endeavor or job he did customer satisfaction was the most important. I watched my dad take hits on roofing or remodeling jobs to satisfy that customer knowing that word of mouth or repeat business ultimately was more important for his business success than getting the little extra for that one job. I have carried that lesson with me from my experience in restaurants, retail and fun centers. Always putting customer enjoyment and satisfaction above all else and that leads to repeat business and positive word of mouth. He was an amazing person, even better father and a greater Husband. He is missed by his family and friends every day.

What is your background? How did you get into the industry?

Our Management team has over 30 years combined in the service and retail industry. I have managed restaurants with annual revenue over $3 million, in my younger years I worked for Blockbuster Video, Hollywood Video and Movie Gallery, enjoying every minute of getting to know my customers and their favorite genres, actors and movies. I love being around smiling groups of happy customers and I cannot think of a better place than a movie theater. I have always had a passion for movies and the cinema experience, I saw an opportunity and wanted to take it. I think MH Cinemas can bring something special to South Portland and the surrounding communities.

Why are you raising capital and why is now a good time?

Honestly, this project is well underway and we have no plans to stop now. But we do have a strict budget to stick to. We would like to get community support, buy in from our future customers. We also have some ambitious employee hiring bonus goals as well as an entire community outreach program we would like to implement. That would involve sponsoring local youth events and organizations as well as hosting fundraisers. The operational side definitely is important, but we wanted to get the community behind us as early as possible. Letting them know we are coming and we want to make a big and positive impact to the community. The pandemic changed a lot of things and had a seriously negative impact on the theater industry. However, we believe a more affordable approach, friendly staff and clean comfortable environment will bring customers out to enjoy the movies again. We would love to see you all!

Who is your biggest inspiration?

My dad was an amazing person. Caring, thoughtful and always felt in an endeavor or job he did customer satisfaction was the most important. I watched my dad take hits on roofing or remodeling jobs to satisfy that customer knowing that word of mouth or repeat business ultimately was more important for his business success than getting the little extra for that one job. I have carried that lesson with me from my experience in restaurants, retail and fun centers. Always putting customer enjoyment and satisfaction above all else and that leads to repeat business and positive word of mouth. He was an amazing person, even better father and a greater Husband. He is missed by his family and friends every day.

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07/20/2021
Incorporated

Registered the Corporation and started Contacting the property managers representative. Signed the lease on 11/07/2021

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OUR OFFERINGS

This location will feature a full arcade and expanded concessions serving up some great finger foods, and easy to eat meals at your table or in your seat. Ticket prices will be $11.50 for General Admission and $6 matinees or $24.95/mo for unlimited movies with the MHC Movie Club subscription. The key points to our solution are simple:

Proper film selection for the audience and the theater's environment.
Revenues from a mix of both traditional movie fare and other food and beverages.
Fully equipped cinema
Additional revenue streams from private rentals, parties, special events and onscreen advertising
Theaters that offer an unlimited subscription see a 50% increase in attendance, increase concession spending and increase repeat customers
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THE TEAM
Joshua Cannon
Founder/Chief Operating Officer

Joshua Has 20 years in Restaurant and Retail management. Working with National Quick Service brands like Jack In the Box and Arbys. Single and multi-unit management experience. He also worked with Movie Gallery, Hollywood Video and Blockbuster video as store manager and District Sales Manager. He has been responsible for teams of 40+ and management revenue streams over $3+ Million.

Daniel Evans
Vice President Operations

Daniel has 25+ years in retail and management. He has managed teams of 60+ employees and lead entire departments. He is a proven leader and capable of setting goals and motivating his team to achieve them. He understands the changing consumer environment and he is capable of making swift and decisive decisions to change course and realign with the needs of our customers.

Patricia Ausmus
Secretary

Patricia has 35+ years in bookkeeping, payroll, accounts receivable. She has done bookkeeping for family own businesses as well as managed an accounts receivables team of 20+ for West Marine in California. Handling the books for multi-million dollar companies with complex payroll and record keeping needs.

Kasey Cannon
Operations Manager

Kasey has worked for the past several years as a chemical dependency patient liaison. Prior to that Kasey worked in management for several food service companies as well as Starplex Cinemas in Federal Way, Washington. He is knowledge about theater operations, staffing and policy and procedure.

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LOCATION

The Theater is located just up the road from the Maine Mall, tucked up to a high traffic retail corridor. This location has high daily traffic counts, plenty of parking and well lit at night.

New luxury recliners installed Spring 2017
Stadium Seating
Updated Lobby and future Arcade space
Order Online
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$184,173
Projected Monthly Revenue
395 people
Average Daily Customers
$2,210,075
Projected Annual Revenue
Updates
Investor Exclusive
JANUARY 21ST, 2022
Pushing forward!

Hello Investors!

I wanted to take a moment and give you all a quick update. We had planned to be open almost 2 months ago. However, we have faced delays with the state licensing, occupancy certificates as well as equipment delays.

Our beverage provider had delays receiving our fountain equipment and that was finally installed December 31st. We are still waiting for our state and local food service licenses.

We have set a new Grand Opening date, we believe our delays with the state and with equipment will be resolved in time for us to host a Grand Opening on February 4th. I realize this is much later than we originally had planned, but we are committed to seeing this project through and providing affordable family entertainment to South Portland and surrounding communities.

NOVEMBER 25TH, 2021
HAPPY THANKSGIVING!!

I hope you all are having a wonderful and amazing Holiday!

I am thankful for all you amazing people, DREAM MAKERS!!

I appreciate you all so very much, this Thanksgiving I am thinking of all of you and sending best wishes from my Family to yours! So again thank you all for the support and encouragement!

See you all soon ;-)!

Be safe and enjoy today!

NOVEMBER 22ND, 2021
Exterior Painting, interior painting and Grand Opening COMING SOON!

Hey wonderful people, Fans and amazing supporters!

I just wanted to pop on and keep you guys up to date!

The exterior painting and refreshing has begun, interior work has also begun and painting should be completed this coming weekend.

We have started hiring staff and believe we have found our General Manager and Assistant Managers. We have equipment coming soon, studio paperwork is moving along and we are planning on a December 17th Opening.

Aside from any further delays with state or local permits and licenses we should be ready to Rock and Roll! I absolutely can not wait and am so incredibly excited to once again fill this cinema with amazing movie fans!!

See you all very soon!

NOVEMBER 14TH, 2021
100% WE DID IT!!

We hit our goal! We have the lease signed, we have vendors chosen and equipment ordered and we are now scheduling installs and hiring staff.

I am just so incredibly grateful to each and every one of you! Thank you! The hard work continues and we work towards that December 17th date. We want to get the doors open! Get movies back on the screens at the Clark's Pond theater.

I'm off on a red eye flight back to Maine tonight, we have interviews scheduled for this week. So we can start building our team! Now that we have reached our funding goal and all the pieces are coming together we can 100% focus on getting the place open for business!!

Thank you, thank you, thank you!!! You are all so amazing, we will see you at the MOVIES!

NOVEMBER 13TH, 2021
94%!! 16 days left

Hey all you Movie lovers!! We are at 94% of our goal and 16 days left! I can't thank you all enough. We could not make this dream a reality, not in the way we envisioned without your help!

We have 16 more days to finish our raise, we are $6100 away! Can we do it? Of course we can!!

We are really working hard to Open December 17th! One of our opening movies should be Spider-man: No Way home! How exciting to open with such an awesome and anticipated film!

The cleaning and refreshing has already begun and things are starting to look absolutely amazing! Painting should be done this coming week. I have tons of interviews scheduled for Tuesday and we hope to have our management staff chosen by the end of this coming week. Staff will be chosen shortly after with start dates being December 1st.

I want to just say again how incredibly grateful I am, my husband and the rest of our team. We are truly blessed to have come across this unique and amazing group of supporters. Thank you all so so much and we are absolutely over the moon we will soon get to meet everyone!! See you at the Movies!

NOVEMBER 10TH, 2021
85% to Goal, 18 Days Remainging!

Hey All!

We are over $90k and have just about 18 days left to go to reach our goal!

We have signed the lease, transferred utilities, have working phone and internet and have started interviewing and hiring staff! Exciting times you guys! But if we are going to hire the best applicants and provide the best customer service and guest experience possible. We need just a little more help from you!

We are less than $20k away from raising our max goal!! That is absolutely amazing!! When we came to you for support, you all stepped up. We know we can hit our goal in the next 18 days!! We are in the home stretch ready to take this to the next level and start SHOWING MOVIES!!

Cleaning is underway, purchase orders are going in...final vendors are being setup and we are just a month or so away from going LIVE!!! It feels so much better having the backing of this amazing community here on Mainvest, in our real life local community and all the friends and family who have supported us. The excitement we have been hearing and the amazing encouragement from the local area is by far the most uplifting. We are so excited to be able to bring this amazing cinema back to life. We can't wait to get to meet everyone very soon. So support us just a bit more if you can, share our opening with locals in Maine and with anyone who may be interested in supporting our business!

Thank you all a million times over!!!

NOVEMBER 7TH, 2021
81% to total, Lease is signed, hiring has begun!

I just wanted to post a quick update and say thank you to everyone who has supported our project thus far! You guys are absolutely amazing!

We have put so much time, money and effort into this dream. It is just so amazing to see it all come together! We are almost there, as I mentioned in previous updates we did have a few cost overruns and bids that came in higher than anticipated. We are still well on our way to getting the doors open. In fact this week, we have utilities being turned on, our Point of Sale system will be getting setup and we are starting face to face interviews with potential hires.

These are all very exciting things, but we still need a little more help from our loyal fans, future customers and seasoned investors! We have just over 20 days to hit our max, and really put us on track to hire top talent and enough of them to offer the outstanding customer experience we seek. Finish the minor improvements and updates needed. We hope we can count on our community for just a little more support! We are so excited to finally have a signed lease, moving forward with vendors and utilities and of course building our company family through hiring!

Thank you all again for everything, and we will see you all soon!

NOVEMBER 5TH, 2021
LEASE SIGNED!!

LEASE IS SIGNED, ITS OFFICIAL!

We can finally say we have a lease!

Signed today, we will now start polishing the place up! Minor painting, cleaning, and updating.

Sooo looking forward to this guys! You all are absolutely amazing!!! Thank you thank you!!!

Can't wait to have you all over for a movie night! :-)

NOVEMBER 4TH, 2021
lease signing

Hey guys!

tomorrow 11/5 at 10am I will officially be signing our lease!!

Then it's on to Opening!!!

NOVEMBER 2ND, 2021
Lease draft received and is under review!

Hey guys, its been a super busy couple of days here in Maine. Today we received the draft of the lease and it is being reviewed by our group and attorney. We should be moving forward in the next couple of days to execution.

We spent several hours in the theater today planning and getting information needed for vendors. We are moving closer and closer to that Magic day!

I apologize for the lack of updates but I've been experiencing some connectivity issues that made getting on from my laptop difficult and posting from my phone is, kind of awkward.

So to recap, we have received the lease and it is in review to be signed. That should take place Thursday, and then on to the next few steps! Thank you all again for all your support through your investment and/or your encouragement! We are almost at the home stretch of pre-opening, then we rock this place with some awesome movies, great people and some delicious food!

We will see you at the Movies!

OCTOBER 31ST, 2021
Off to the races!

Hey All!

Headed to to Maine today!!

We have started off strong! It's the last stretch to get us open. It has been a journey to say the least. Almost to the finish line of our first leg and we wouldn't be this far without you!

I have faith in our followers and fans. We just need another little boost! Little under 30 days to hit that top goal.

I will be traveling today but starting tomorrow it's GAME TIME! I will be working hard to get our theater up and running. Our success is your success and we appreciate everything you all have already done.

I will post another update tomorrow and again once we sign the lease and I get the KEYS!! Soo excited 😊

Happy Halloween everyone BE SAFE and Have FUN!

OCTOBER 29TH, 2021
Food Menu

Hot Food Menu

Our menu will consist of traditional movie theater items like buttered popcorn, nachos, candy and soft drinks.

But we will also have

Smoothies, blended coffee drinks, milk shakes and Icees. Along with an assortment of bottled drinks to choose from including teas, energy drinks and juice.

Hotdogs-- Served with either a small fry or bag of chips.

The Hawaiian dog: All beef hotdog on a bun, topped with sweet BBQ sauce, real bacon bits and pineapple chunks.

The MHC Dog: All Beef hotdog on a bun topped with fresh pico, guac, swiss cheese and real bacon bits.

The Nacho Dog: All Beef hotdog on a bun topped with Nacho Cheese and your choice of toppings; guac, corn chip crumble, pico and sour cream

The All American Dog: All Beef hotdog on a bun topped with your choice of; ketchup, mustard, diced onions, shredded cheese or relish.

Chicken Wing (bone in and Bone Out) with 3 signature sauce-Wildfire Buffalo, BBQ, and Sweet Honey BBQ or dry. They will include dipping sauce of choice; Ranch, Blue Cheese, BBQ sauce in the above flavors (for dry dipping).

Chicken Strips and Fries basket- white meat breaded chicken strips, with steak fries and your choice of dipping sauce.

Seasoned or Non-Seasoned Fry basket (BIG ENOUGH TO SHARE)

Burgers-- We are exploring the concept of possibly serving actual hamburgers or some kind of slider. Served with steak fries or chips.

MHC Burger- All beef patty on a bun w/ swiss cheese, bacon, pico, guacamole, with or without lettuce.

The Hawaiian Burger- Beef teriyaki patty on a bun with a pineapple round, sweet BBQ sauce and bacon your choice of cheese; Havarti, Swiss or Provolone.

The All American Burger- All Beef patty on a bun, lettuce, tomatoes, ketchup, mustard and pickles.

The double Cheese Burger- Two beef patties on a bun, with swiss and provolone cheese, bacon, ketchup and mustard.

Sweet Treats:

Funnel Cake Fries-choice of different toppings from fruits to sauces.

Hot Cinnamon glazed apple wedges

a variety of baked pastries, muffins and cupcakes from local bakeries

Mini churros

This may be modified or adjusted but the above is our goal. Most if not everything we would need is in place to execute most of this menu, with some things coming after we get some wind on our sails. I can't wait for everyone to try these, they are amazing!

OCTOBER 29TH, 2021
Timeline of Events next 4 weeks

Hello All!

I wanted to give everyone a quick update explaining our plans for the next 4 weeks.

Nove 1st-6th--Lease signing, utility change over, installation of internet and phone (all are scheduled already) During this time our projection integrator will be visiting the site and starting the process of getting equipment here and installed. During this time we will also start the first round of phone interviews for crew and management positions (job postings are live and we have received 1-5 qualified applicants a day).

Nov 7th-13th-- Continued interviews with staff. Cleaning and scheduling painters and coordinating with signage companies. Some equipment may start to arrive during this time. Establishing local business licenses and permits for opening will also begin during this time. This will also be the time we complete setup of studio accounts.

Nov 14th- 20th--Continued staff interviews and start sending offer letters to management applicants. Majority of equipment should be arriving during this time period. We will also go live on our website and should be able to announce our official opening weekend by the end of this week. Some additional items may be completed during this time like painting, existing equipment repairs and testing etc.

Nov 21st- 27th--Continue hiring, some management staff may be brought in for limited pre-training. Some work may be completed on painting/cleaning or equipment installation.

Happy Thanksgiving everyone!!

Nov 28th and beyond--Final staff hiring, equipment installation should be fully underway. We at this point should have selected and hired our Management team and shift leaders. Training for staff and management will start this week. We will also secure our opening weekend films and be able to post upcoming showtimes and open online ticketing presales.

So because some of the information like projection equipment needed and certain dimensions of the booths and auditoriums etc. We had to wait for building plans for the landlord to send off for estimates. These estimates came back close to $100k higher than we originally had anticipated. That being said we have worked out several semi-solutions to help get us to our Grand Opening. Creative ideas help fuel progress. So we closed the gap pretty good, but decided to to raise an Additional $47k to mediate some of the strain on our opening and operating budget.

Everything is moving along and coming together, we will be open for business by Christmas (hopefully sooner). We will be sharing popcorn, laughs and some comfortable seats here real soon!

Thank you again so much! Have a fantastic Halloween and Be Safe!!

OCTOBER 28TH, 2021
Headed Off to Maine!

Hey guys!

a couple of things, first we had a few cost overruns (as most startups do). Because of that and our desire to stick to our commitment to hiring bonuses and higher wages. Plus, estimates for some equipment has come back a bit higher than we originally anticipated.

That being said we have opened up our round to raise a max of $107k. We would like to have additional funds to secure equipment, and stay on track for a December Opening. I am flying to Maine on Sunday and should be signing the lease on or around the 1st of November. We have started setting up our studio accounts and just waiting for the lease to get utilities setup and equipment ordered!

It's all coming together and it's in large part to all of your support! So spread the word we have room for more people to get involved and be a part of this amazing journey!

Next week I'll post some additional pictures of the space and details around Grand opening plans! We are probably around 45 days away from seeing smiling faces filling the seats!

OCTOBER 20TH, 2021
Signed LOI lease Nov 1st

Hey All!

we had a few delays, equipment availability etc. But we are on track, signed the Letter of Intent. Lease signing is set for November 1st. Deposits in route!

Equipment orders are being placed and installation is being coordinated!

So very exciting guys! Working on the Hot foods expanded menu, building out the back office system and finishing the new website that should launch in the next 2 weeks!

We are beyond grateful and very excited to be finally moving forward!

Our hopes of a November opening are pretty unrealistic at this point. But we will definitely be up early December! See you all soon in our comfy leather recliners! ;-)

OCTOBER 15TH, 2021
Hey Friends!

Just wanted to post a quick update, let everyone know we are still working hard behind the scenes! Coordinating with all the different vendors that are required!

I hope to be back out in Maine soon, received the LOI and it is under review!

We can't wait to get to meet everyone!

More updates coming soon!

OCTOBER 8TH, 2021
94% and going!

Hey Friends! I am so excited to see we are 94% of our goal!

After my brain surgery in March I spent weeks planning, so much energy and effort. To see this go from and idea, to a vision and now a reality it just crazy. The support from the community, the Mainvest community and our friend and family has been mind blowing.

We are passionate about our project and we are grateful beyond words that you are too! Even in days I've thought "can we do this?". The support you all and the community has shown just reaffirms our purpose and mission.

To bring affordable and enjoyable movie going back to the masses!

Thank you all again! I can't wait to get back to Maine in the next week or so and really get started. You all have done the hard part, now I better pull my weight!

see you all soon!

OCTOBER 7TH, 2021
I guess the cats out of the bag! MHC Premier Clarks Pond 8?

Hey guys! I had a nice conversation with a reporter today. I was so nervous, tried to keep it low key. I totally forgot to mention the UNLIMITED MHC Movie Club! :-(but I'm sure I will have plenty of other opportunities!

I think I did ok.

Click the link below to check it out!

Entrepreneur aims to reopen shuttered South Portland cinema - Lewiston Sun Journal

OCTOBER 6TH, 2021
75% to Maximum
We have reached 75% of our Maximum raise, I'm sure you all are tired of hearing from me by now!

I just wanted to again say thank you to everyone for supporting our raise, helping us to get over the finish line for our project. It's an amazing gift and we love you all!

This week has been absolutely mind blowing and I have seen some awesome people come through in amazing ways. The investors on this site are truly making a difference for small businesses established and just getting started. Even though our journey was well underway, the amazing feedback and support everyone has given us just pushes us to work harder and create new and exciting ways to make the movies fun, affordable and safe for everyone again. My film booker is eager to get started booking all the amazing new movies that are coming soon and so are we!

We are 25% away from a full complete raise, meeting our maximum would be incredible. Even though I started out thinking "If we can hit our minimum in 60 days, that would be awesome" and I am sitting here, a week in and 25% away from our max raise. Thank you to family, friends and every single investor on mainvest, anyone who has shared or even liked an ad, or a post that referenced our raise or the platform. We are going to have so much fun together, enjoying the big screen again! See you at the Movies!!

OCTOBER 6TH, 2021
To Infinity...AND BEYOND! Updates on lease and other items of business

Ok, so property owner and rep have agreed to terms, Attorney is finishing everything up and sending over the papers.

Nothing signed but it's nice to know everything is moving through legal nicely and should produce a final LOI and in tern a LEASE!!

I know we have dropped some Easter Eggs around our website, Facebook and Mainvest page. But it is going to be oh so sweet to announce our official location and name! Stay tuned for that!

in other news we have surpassed our funding goal and well on our way to our maximum. Those watchers waiting for a lease, we will see you soon ;-)

To everyone who has passionately supported our project, early investors and the latest new comers thank you thank you! You are amazing and we are blessed and grateful to have you on this journey with us! Getting so close everyone, I can smell the popcorn!!

OCTOBER 5TH, 2021
We are at 99% of our funding Goal!

Hey all Yesterdays update gave the incorrect name to a title that opened this weekend. It's been bugging me!

This weekend The Adams Family 2 opened NOT Hotel Transylvania 2 which came out like 5 years ago. This is the weekend number for 2nd highest grossing film this weekend behind Venom 2.
Venom: Let There Be Carnage Total box office weekend $90,033,210
The Addams Family 2 total box office weekend $17,325,007

To break is down that is an average of $22k per theater for Venom 2 over the weekend for that one film.

The Second part of the update is how incredibly close we are to reaching out Minimum Goal! 99%, Once we hit our minimum we plan to continue on to our Maximum. So you still have time to join us and push us beyond our minimum and really ignite this project!

Thank you all so much! We love ya!

MH Cinemas Team

OCTOBER 4TH, 2021
What an Awesome Weekend! We are getting close to our funding goal!

Hey everyone! I wanted to reach out, I've been waiting for weekend box office numbers and THEY LOOK GOOD! Hotel Transylvania 2 has a great opening weekend and Dear Evan Hanson is still Holding strong!

Today was kind of laid back, I spent time updating the site and building out the back office system.

We also made progress on selecting vendors and suppliers getting ready to onboard with Coca-Cola and other great concession suppliers. We have started putting together our hot food menu so I can announce our "Expanded Food Offerings" very soon! We are also still waiting for final approval of lease terms from the property owner, the leasing company is sure that will come any day now. We are again so grateful to you early investors and for everyone helping us make this a strong and successful raise!

Anyone who is still waiting to jump in, COME ON IN THE WATERS FINE! We are excited to bring anyone along who is willing and wanting to take this journey with us! We are gaining traction in the local community and absolutely cannot wait to meet everyone in person so so very soon!

I hope you all had a pleasant Monday, it was kind of nice to decompress during Facebook and Instagram's down time. Tomorrow is back to the grind and finishing up our vendor list, we also hope to finalize our studio accounts soon! November is fast approaching and we have so much to do! Much love and Gratitude!

The MH Cinemas Team!

OCTOBER 3RD, 2021
'Venom: Let There Be Carnage' Devours 'Black Widow's Pandemic Opening Record With $90.1M Debut
Another huge WIN for Cinemas!

Sony Pictures' Venom: Let There Be Carnage' has broke pandemic records and is neck and neck with pre pandemic October Releases!

Deadline Wrote this today:

"For us, Venom: Let There Be Carnage absolutely validates our exclusive theatrical window strategy," exclaimed Sony President, Motion Pictures Group Josh Greenstein, "If you look at the history of theatrical, the obituaries have been written many times and they've always been wrong. We had confidence in the theatrical experience, confidence in our big valuable IP and took full advantage and had the patience to weather all of this. That strategy is paying off which we're happy about. It's a nice validation of the theatrical strategy."

Venom 2's opening here in U.S. and Canada, while the highest we've seen during the pandemic, is the second best ever for the month of October, behind Warner Bros/Village Roadshow/Bron's Joker ($96.2M).

Beamed Tom Rothman, Chairman and CEO of Sony Pictures' Motion Picture Group, "We are so grateful to Tom, Andy, Kelly and all of the many gifted contributors who made such a unique and fun film. We are also pleased that patience and theatrical exclusivity have been rewarded with record results. With apologies to Mr. Twain: The death of movies has been greatly exaggerated."

Movie Theaters are ALIVE and WELL and grossing some huge numbers thanks to Americas love of the Movie theater experience!

We thank all of you who have supported our project thus far and are excited for the new comers who have yet to invest! Movie theaters are making a come back in a big way and you can be a part of that success! Expand your portfolio and invest in our family owned Cinema!

OCTOBER 1ST, 2021
OVER 50%
Amazing!! We are moving closer and closer! Thank you again to everyone for the support. We are so excited to bring our concept to reality. We still have a ways to go! I am just blown away, you always think you have a great idea. But it is so humbling when so many people also believe in your vision! So grateful!
SEPTEMBER 30TH, 2021
25% to funding goal

Wow! Honestly all I can say! Such an amazing first day!

Thank you from all of us at MH Cinemas for believing in our vision, in this industry and in small community focused businesses. You early investors help ignite the flame that will carry our raise forward. We still have a long way to go so please share, invest and I will be back shortly with more exciting updates!

SEPTEMBER 29TH, 2021
Site Visit 9/21/2021

These are pictures from my site visit last week. I should be receiving final terms from the landlord tomorrow. I will post another update once we have finalized the lease terms!

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise

New Freezer $3,500

Commercial Ice Maker $2,350

Recruitment $1,200

Working Capital $2,350

Mainvest Compensation $600

Total $10,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $1,770,837 $1,947,920 $2,084,274 $2,188,487 $2,254,141

Cost of Goods Sold $405,068 $445,574 $476,764 $500,602 $515,619

Gross Profit $1,365,769 $1,502,346 $1,607,510 $1,687,885 $1,738,522

EXPENSES

Rent $391,995 $401,794 $411,838 $422,133 $432,686

Utilities $78,560 $80,524 $82,537 $84,600 $86,715

Salaries $548,332 $603,164 $645,385 $677,654 $697,983

Insurance $17,700 $18,142 $18,595 $19,059 $19,535

Equipment Lease $46,536 $47,699 $48,891 $50,113 $51,365

Repairs & Maintenance $7,600 $7,790 $7,984 $8,183 $8,387

Legal & Professional Fees $2,350 $2,408 $2,468 $2,529 $2,592

Operating Profit $272,696 $340,825 $389,812 $423,614 $439,259

This information is provided by Martin Henry Cinemas. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $10,000

Maximum Raise $30,000

Amount Invested $0

Investors 0

Investment Round Ends April 15th, 2022

Summary of Terms

Legal Business Name MH Cinemas, LLC

Investment Structure Revenue Sharing Note

Investment Multiple 1.6×

Business's Revenue Share 0.5%–1.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date April 1st, 2025

Financial Condition

Financial liquidity

Martin Henry Cinemas has a moderate liquidity position due to its high cash reserves as compared to debt and other liabilities. Martin Henry Cinemas expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Other challenges

Martin Henry Cinemas has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Delay with state licensing due to state back log

Delay in projection equipment delivery due to manufacturing delays.

Staffing and ongoing Covid creating an ever changing environment.

No operating history

Martin Henry Cinemas was established in July of 2021. Accordingly, there are limited financial statements and information for investors to review.

We have secured our lease, we have completed renovations and upgrades and have placed orders for Digital Projection equipment. But have seen delays outside of our control pushing our opening date out. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Martin Henry Cinemas to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Martin Henry Cinemas operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Martin Henry Cinemas competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Martin Henry Cinemas's core business or the inability to compete successfully against the with other competitors could negatively affect Martin Henry Cinemas's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Martin Henry Cinemas's management or vote on and/or influence any managerial decisions regarding Martin Henry Cinemas. Furthermore, if the founders or other key personnel of Martin Henry Cinemas were to leave Martin Henry Cinemas or become unable to work, Martin Henry Cinemas (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Martin Henry Cinemas and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Martin Henry Cinemas is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Martin Henry Cinemas might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Martin Henry Cinemas is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Martin Henry Cinemas

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Martin Henry Cinemas's financial performance or ability to continue to operate. In the event Martin Henry Cinemas ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Martin Henry Cinemas nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Martin Henry Cinemas will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Martin Henry Cinemas is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Martin Henry Cinemas will carry some insurance, Martin Henry Cinemas may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Martin Henry Cinemas could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Martin Henry Cinemas's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Martin Henry Cinemas's management will coincide: you both want Martin Henry Cinemas to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Martin Henry Cinemas to act conservative to make sure they are best equipped to repay the Note obligations, while Martin Henry Cinemas might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Martin Henry Cinemas needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Martin Henry Cinemas or management), which is responsible for monitoring Martin Henry Cinemas's compliance with the law. Martin Henry Cinemas will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Martin Henry Cinemas is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Martin Henry Cinemas fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Martin Henry Cinemas, and the revenue of Martin Henry Cinemas can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Martin Henry Cinemas to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or delay the opening. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Martin Henry Cinemas. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Brian Y. Murfreesboro, TN 6 days ago

Grand Opening still on track for Feb 4?

Reply
Joshua C. Lakewood, WA 2 days ago Martin Henry Cinemas Entrepreneur

I am working with the state of Maine to get our food service license still. We are also plagued with projection equipment delays at the manufacturer level. We are working hard, I'm on the phone daily to try and get things moving. We are several months into a lease, utilities etc. We also have had Covid related delays as well. Our Director of Operations has been out for almost 3 weeks battling covid. I will keep everyone posted, at this point we hope to open at partial capacity at least as soon as we get the Okay from the State.

Reply
Chris F. Powhatan, VA 19 days ago

Hello, Do you have a new projected opening date taking into account your recent delays? Thanks, Chris

Reply
Edgar S. Fontana, CA 30 days ago

Has the theater open yet!?

Reply

Joshua C. Lakewood, WA 30 days ago Martin Henry Cinemas Entrepreneur

We have not, finally got beverage fountains installed. Projection equipment arrived last week and we have one or two more state licenses we are still waiting on.

Reply

Edgar S. Fontana, CA 29 days ago

Thanks for the update!! Hope all goes well !!

Reply

MaryAnn B. Portland, ME about 1 month ago

Can you give an update? We expected the theatre to be open by now

Reply

Joshua C. Lakewood, WA 30 days ago Martin Henry Cinemas Entrepreneur

MaryAnn, so did we! We have had a few delays outside of our control. The beverage fountains had to be ordered and that took almost 5 weeks then we have delays with the state and getting coordinated with vendors. Due to labor shortages in other adjacent industries. We are still moving forward and each day we complete another step to opening. We have staff in place and are ready to roll once we get everything in place installed and operational. I do apologize again for the delays.

Reply

Martin R. Salem, MA 3 months ago

over the top

Martin R. Salem, MA 3 months ago

love some popcorn

Tony L. 3 months ago

Please tell me more about about the profit sharing aspect of the investment. It sees like the intent is to provide a 300% ROI within a 3 year period – is that accurate?

Joshua C. Lakewood, WA 3 months ago Martin Henry Cinemas Entrepreneur

When we launched our raise, Mainvest gave us a few choices for revenue share %. Based on what we chose, our actual final raise amount at close and our projected revenue for the next 3 years. Yes, if you invested $100, and we meet our max raise AND hit all of our revenue projections and cost control goals. You would get $300 back over the life of the revenue share note. We mainly focused on the total amount we would pay out each quarter, so I'm not sure how it presents it to individual investors on the investment side. I really hope that helps, I'm going through the offering paperwork now to see if I can provide a little bit better answer. We appreciate the comment and interest in our project!

Andrew K. Bath, ME 3 months ago

I'm confused by the response. It says the you will receive 3x investment regardless of revenue. Is that not correct?

Joshua C. Lakewood, WA 3 months ago Martin Henry Cinemas Entrepreneur

I believe so because your return doesn't change, just the length of time it would take us to pay you back. So less revenue would mean lower quarterly payments meaning we might pay you back your return faster than the maturity date. But that would be the last possible date for you to receive your ROI.

Joshua C. Lakewood, WA 3 months ago Martin Henry Cinemas Entrepreneur

I meant you may get your investment+return back faster but lower revenue than projected would cause it to reach the full maturity date.

Elmer H. Lewiston, ME 3 months ago

I wanted to invest in Martin Henry Cinemas because I own a Film Production Company in Maine and I want to support the film entertainment community in Maine.

Joshua C. Lakewood, WA 3 months ago Martin Henry Cinemas Entrepreneur

Elmer, once we get open we would love to host a film festival with local Maine film makers! Thank you for the support and we look forward to serving the community!

Elmer H. Lewiston, ME 3 months ago

Hi Joshua, that would be amazing! I look forward to hearing more about this.

Martin R. Salem, MA 3 months ago

movie time

Joshua C. Lakewood, WA 3 months ago Martin Henry Cinemas Entrepreneur

:-) We are getting closer! Things will move faster now that the lease is officially signed! Thank you for your continued support!

Nadine P. Portland, ME 3 months ago

I invested because I love the project's vision.

Joshua C. Lakewood, WA 3 months ago Martin Henry Cinemas Entrepreneur

Thank you Nadine! We can't wait to see you soon!

Martin R. Salem, MA 3 months ago

movie time!!

David M. AMHERST, MA 3 months ago

Your website mentions that someone will be able buy a monthly plan to "watch all the new release movies you want." How does this work? How does a film's distributor get paid their share under this model?

Joshua C. Lakewood, WA 3 months ago Martin Henry Cinemas Entrepreneur

David, thank you for your comment. So the way it works on the back end. Our point of sale system allows us to set a "price" for the membership tickets. But it goes in as a redemption on the pos. So when I run my distributor film rental reports is goes in as an admit for the price of the ticket either evening, matinee etc. The idea is that the average movie goer will see a movie 3.5 times a month. So our highest price plan calculates that we may have some that see a movie every day (like some hardcore movie goers) but that the vast majority of subscribers will fall somewhere in the middle of using it you know 2-3 times a month and it balances out. This also allows us to have reliable subscription income that comes in at once (when subscriptions renew). This immediate cash creates better cash handling and ability to cover monthly expenses easier. I've talked to several other operators with similar unlimited subscription plans and they have indicated minimal increase in film rental but increased spending by patrons on non shared revenue items like food and drinks. I hope that helps answer your question!

Thomas R. New Britain, CT 3 months ago

Great project. Looks like things are going well. I'm considering further investment but wondering if there is an updated balance sheet available to post? Thank you.

Joshua C. Lakewood, WA 3 months ago Martin Henry Cinemas Entrepreneur

Hey Thomas, I'm traveling to Maine I should have some time in the next day or so! Appreciate the patience, thank you!

Megan E. Chantilly, VA 3 months ago

Love the movies, love the business model, best of luck!

Joshua C. Lakewood, WA 3 months ago Martin Henry Cinemas Entrepreneur

Thank you Megan! We appreciate your support!

Alan B. Yarmouth, ME 4 months ago

Love the concept, hope this takes off

Joshua C. Lakewood, WA 3 months ago Martin Henry Cinemas Entrepreneur

Very excited Alan, thank you for the support! Come see us when we get open.

Martin R. Salem, MA 4 months ago

can't wait to see you busy

Joshua C. Lakewood, WA 4 months ago Martin Henry Cinemas Entrepreneur

It is going to be awesome Martin thank you!

Nathan M. Bellflower, CA 4 months ago

I'm going to be the first person in my family to invest into a upcoming movie theater.

Joshua C. Lakewood, WA 4 months ago Martin Henry Cinemas Entrepreneur

Same! Thanks Nathan! We appreciate all the support!

Andre S. Roslyn, PA 4 months ago

I'm an avid movie fan and I love this business model.

Joshua C. Lakewood, WA 4 months ago Martin Henry Cinemas Entrepreneur

Andre! Come out and see us when we get open. We are shooting for end of November or early December! Thank you for the support my friend!

Timothy A. Provo, UT 4 months ago

Got you to the goal. Let's roll!

Joshua C. Lakewood, WA 4 months ago Martin Henry Cinemas Entrepreneur

Timothy you Rock!! Thanks man!

Timothy A. Provo, UT 3 months ago

Accountant here. Reach out with any business questions, I'm happy to help.

Joshua C. Lakewood, WA 3 months ago Martin Henry Cinemas Entrepreneur

You got it! 😁

Martin R. Salem, MA 4 months ago

love a good place to watch a show.

Joshua C. Lakewood, WA 4 months ago Martin Henry Cinemas Entrepreneur

Martin, come up and see us when we open!! Thank you for your support!

Joshua C. Lakewood, WA 4 months ago Martin Henry Cinemas Entrepreneur

Ok everyone here is the future page, some of the advertisements and links are not active yet. It may list future showtimes PLEASE DO NOT PURCHASE TICKETS, that will come later! Because the new site is directly linked to our Point of Sale and programming system, as I build out the back office items and such the page will update. So click around, check out the coming soon page. But again please don't purchase any tickets

;-) http://56jktt1qc8rmf8wz1v48tnfrc8.live.abccinema.co.nz/about

Chris F. Powhatan, VA 4 months ago

Hi Joshua, I'm considering making MHC my first investment via Mainvest. I have one question and one comment/question. Can you tell more about your 'Community Outreach & Sponsorships?' At almost 20% of your 'Investment Target,' I'm curious what this will entail and how it will help you build interest in your business. For the comment, there's a few weird formatting and grammatical things going on your website (Membership & Investor pages), and it's generally kind of clunky. Do you have any plans to something a little sleeker as it's arguably one of your biggest advertising tools? Thank you for your time! Chris

Joshua C. Lakewood, WA 4 months ago Martin Henry Cinemas Entrepreneur

Chris F. I have a professionally built site by "Your Cinema". It is powered by a company called Veezi that will be providing our point of sale, digital signage and online ticketing. We are still working out the kinks and some of the content is not active yet. I hope to post an update soon with a preview link allowing everyone to check out the new site. I am pleased you are considering our venture as your first investment through Mainvest, on behalf of ourselves and the other small businesses here we thank you for joining the platform. Now to your question, we envision hosting free movie events in the summer time for youth groups and organizations, promoting local artists in media and film by allowing them to use our facilities to host festivals and other events to showcase their work. Specifically for the free movie days things like film rental and employee wages would still need to be paid, but we can make the event free to the public. We want to provide free on screen advertising to at least 8 local small businesses that may not be able to afford it otherwise. This would include video production services as part of that free on screen advertising. I really hope that helps answer your questions and addresses your concerns. I truly appreciate all the feedback! I will work on an update for the site and see if we can clean it up a bit.

Chris F. Powhatan, VA 4 months ago

Joshua, I appreciate the quick and through reply! The new site looks great. I'll be investing shortly!

Joshua C. Lakewood, WA 4 months ago Martin Henry Cinemas Entrepreneur

You are very welcome and thank you so much for your support!

Chris F. Powhatan, VA 4 months ago

Invested! Really looking forward to seeing where you and your team take this.

Brenden B. Fall River, MA 4 months ago

The monthly movie theatre subscription idea is Awesome! Wishing Martin Henry Cinemas the best.

Joshua C. Lakewood, WA 4 months ago Martin Henry Cinemas Entrepreneur

Thank you Brenden B. Your support is appreciate more than we could possibly express!

Adewale A. East Walpole, MA 4 months ago

Will this theater show current hollywood blockbusters or b level movies?

Joshua C. Lakewood, WA 4 months ago Martin Henry Cinemas Entrepreneur

We will show major studio releases on release date as well as a mix of art and independent films. We also plan to have film festivals to showcase local, regional and young film makers.

Joshua C. Lakewood, WA 4 months ago Martin Henry Cinemas Entrepreneur

Thank for your interest as well!

Mohammed K. Novi, MI 4 months ago

Congrats on launching your campaign. I got couple of questions. Is the location secured already ? Does the team has experience running a Movie Theater ? What would be the acquisition cost of the Theater as I don't see any numbers related to location or employees cost in the data room. Thank you

Joshua C. Lakewood, WA 4 months ago Martin Henry Cinemas Entrepreneur

Mohammed K. Thank you for your question and interest in our project! I double checked the Data room and I do have salaries listed under expenses at $607k, Rent is listed under expenses as well for a total of $391k for the first year and increasing with sales year over year . I have been in negotiations with the property owner and his reps for over a month. We are in the final stages now and I should have a final counter offer tomorrow and expect to have a final lease shortly after that. I hope this answers your questions and again thank you for your interest in our project.

Joshua C. Lakewood, WA 4 months ago Martin Henry Cinemas Entrepreneur

I just realized I missed a question and a pretty important one. I have some limited experience in Cinema management. However, my partner has been a manager for several Cinema chains including Starplex prior to their merger with AMC. I have been a huge cinema buff and have made contacts within the industry to prepare for this path. My film buyer and his team have over 30 years in the exhibition industry to assist with guiding me in content selection, studio negotiations and operational aspects of the day to day cinema. :-)

Mohammed K. Novi, MI 4 months ago

Awesome. That sounds great. Thanks for your immediate response :)

Mohammed K. Novi, MI 4 months ago

Thank you Joshua for your fast response. I saw the numbers in projection but I am wondering the amount targeted to raise is only $30k. How would that pay for deposit & rent ? Is there additional investment put in the project from your side to cover the business operation in first couple of months as it will probably have high burn rate

Joshua C. Lakewood, WA 4 months ago Martin Henry Cinemas Entrepreneur

Oh yes, I have personal investment into the company already. We are well underway, but we did have some unforeseen expenses that were not evident before the visit to the site, signage, some minor equipment that needs updating etc.

Mohammed K. Novi, MI 4 months ago

Thank you again for your response. This sounds awesome :)

Joshua C. Lakewood, WA 4 months ago Martin Henry Cinemas Entrepreneur

Such a GREAT Start! Thank you early investors for believing in our vision and helping us to realize it!

Martin Henry Cinemas isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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